Exhibit 99.2

The Peck Company Holdings Reports Second Quarter 2020 Results

Backlog and Pipeline Increased to $40.8 Million

SOUTH BURLINGTON, VT – Business Wire - August 10, 2020 – The Peck Company Holdings, Inc. (NASDAQ: PECK) (the “Company” or “Peck”), a leading commercial solar engineering, procurement and construction (EPC) company, today announced the Company’s financial results for the second quarter ended June 30, 2020 (“Q2 2020”).

Key Highlights for Q2 2020

●	Backlog and pipeline increased to $40.8 million
●	Backlog increased to $26.0 million, from $21.5 million a year earlier
●	Formed strategic Green Bond partnership with GreenBond Advisors to align capital for construction of new solar projects
●	Chosen to work with one the northeast’s top solar developers for up to 50 MWs capacity in Maine

Green Bond Partnership with GreenBond Advisors

On April 22, 2020, Peck and GreenBond Advisors formed a strategic Green Bond partnership to align capital for construction of new solar projects. The partnership will acquire, build and own the new solar projects. The new investment partnership is designed to increase Peck’s access to capital for the construction of new solar projects and to scale its existing pipeline of new EPC business. Peck has partnered with GreenSeed Investors LLC and its affiliate GreenBond Advisors LLC to gain access to the rapidly growing Green Bond segment of the fixed income markets. Of note, this partnership provides Peck with access to project growth capital through additional EPC contract work from Green Bond proceeds while improving working capital and strengthening liquidity ratios.

GreenBond Advisors was recently formed to deliver financial product innovation into the Green Bond market. They have created a new Green Bond product that allows risk-adverse investment capital to be more easily directed into new green energy infrastructure development at an earlier stage of the project development cycle than is typically the case for existing Green Bonds. This innovation by Green Bond Advisors will provide Peck with a strategic advantage in the marketplace as an EPC company, because Peck can bring a level of funding certainty to developers for early stage projects that will meet the project performance criteria.

Management Commentary

The Peck Company Holdings Chairman of the Board and Chief Executive Officer, Jeffrey Peck, commented, “All companies have been impacted by the global Covid-19 pandemic, but we have continued to provide service and maintenance in support of critical infrastructure including utilities and telecommunications. The only major effect that occurred with our business is that certain ongoing development and new projects were pushed out 120-180 days, but none were cancelled. Our backlog and pipeline of $40 million is at its highest in Company history, including new opportunities in Maine for the first time. We anticipate that revenue growth will return and accelerate as we exit Covid-19 and return to some normalcy.”

Mr. Peck, continued, “We are extremely excited about our partnership with GreenBond Advisors and our differentiated strategy to access Green Bonds for development-stage solar projects. The team has been very busy marketing to existing and new relationships that are seeking to deploy capital in Green Bonds. The unique new endeavor enables us to accerlerate our growth and become a part-owner of the solar project’s recurring cash flows without additional equity dilution to our shareholders and without incurring debt on our balance sheet.”

Mr. Peck, concluded, “Fortunately, we are slowly beginning our transition back to normalcy in our business environment. Ongoing projects have resumed operations and several projects that were delayed due to the pandemic, are expected to proceed in the near future. We believe that many factors have contributed to our perseverance through difficult times in the past and present and can also provide confidence for the future. The combination of the solar industry’s resilience, our fiscal responsibility, our strong customer relationships, and the tenacity of our employees to complete the projects that we start are all reasons for all of us at Peck to be proud and grateful.”

Financial Results for the Three Months Ended June 30, 2020

Revenue for the three months ended June 30, 2020 was $2.8 million, a decrease of $3.5 million, or 56%, compared to $6.3 million for the three months ended June 30, 2019. Due to the Stay at Home orders put in place by the State of Vermont, the Company was unable to complete or begin several projects due to the current COVID-19 pandemic. The Company anticipates that these projects will resume or commence once the current Vermont Stay at Home orders are lifted or relaxed which is scheduled to occur on August 15, 2020.

Backlog at June 30, 2020 was $26 million, compared to the corresponding period in 2019 of $21.5 million. The Company expects to realize nearly all of the backlog within the next 12 months.

Gross profit for the three months ended June 30, 2020 was $0.0 million, a decrease of $1.7 million, or 100%, compared to $1.7 million for the three months ended June 30, 2019. The resulting gross margin was 0.0% for the three months ended June 30, 2020, compared to 27.1% for the three months ended June 30, 2019. Lower gross margin for the three months ended June 30, 2020 was the result of maintaining our labor force during the uncertainty of the COVID-19 pandemic. The Company was able to secure a loan through the CARES Act Payroll Protection Program to support our workforce.

General and administrative expenses for the three months ended June 30, 2020 were $0.9 million, an increase of $0.1 million, or 13%, compared to $0.8 million for the three months ended June 30, 2019. General and administrative expense increased primarily due to activities related to administrative expenses, consisting of accounting and legal fees, costs of becoming a public company, additional business development and investor/public relations expenses, as well as supporting infrastructure expansion in the three months ended June 30, 2020, compared to the three months ended June 30, 2019.

Warehousing and other operating expenses for the three months ended June 30, 2020 were $0.2 milliom, a decrease of $0.3 million, or 66%, compared to $0.5 million for the three months ended June 30, 2019. Warehousing and other operating expenses include Company-owned solar array depreciation and salaries associated with Company-owned solar arrays, general warehousing costs, project-related travel and performance related expenses.

Operating loss for the three months ended June 30, 2020 was $1.0 million, compared to an operating income of $0.4 million for the three months ended June 30, 2019. The decrease in operating income was the result of a lack of revenue generated from operations due to the uncertainty of the COVID-19 pandemic and the Stay at Home orders issued in the State of Vermont, as well as the additional expense of being a publicly listed company.

Depreciation expenses for the three months ended June 30, 2020 were $0.2 million, compared to $0.2 million for the three months ended June 30, 2019. Depreciation expenses were stable when compared to the three months ended June 30, 2019 as the Company has not had significant capital expenditures for the three months ended June 30, 2020.

Income tax benefit for the three months ended June 30, 2020 was $0.3 million compared to the income tax provision for the three months ended June 30, 2019 of $1.5 million.

Net loss for the three months ended June 30, 2020 was $0.8 million, a decrease of $0.3 million, or 28%, compared to a net loss of $1.2 million for the there months ended June 30, 2019. The net loss was the result of a lack of revenue generated from operations due to the uncertainty of the COVID-19 pandemic and the Stay at Home orders issued in the State of Vermont. The resulting earnings per share (EPS) for the three months ended June 30, 2020 was a loss of ($0.16) per diluted share, compared to a loss of ($0.33) for the three months ended June 30, 2019.

Adjusted EBITDA for the three months ended June 30, 2020 was a loss of $0.9 million, compared to income of $0.7 million for the three months ended June 30, 2019.

Adjusted EPS for the three months ended June 30, 2020 was a loss of ($0.17), compared to a profit of $0.19 for the three months ended June 30, 2019.

Financial Results for the Six Months Ended June 30, 2020

Revenue for the six months ended June 30, 2020 was $6.8 million, a decrease of $3.3 million, or 33%, compared to $10.1 million for the six months ended June 30, 2019.

Gross profit for the six months ended June 30, 2020 was $0.3 million, a decrease of $2.3 million, or 88%, compared to $2.6 million for the six months ended June 30, 2019. The resulting gross margin was 5.0% for the six months ended June 30, 2020, compared to 26.0% for the six months ended June 30, 2019.

General and administrative expenses for the six months ended June 30, 2020 were $1.5 million, an increase of $0.5 million, or 50%, compared to $1.0 million for the six months ended June 30, 2019.

Warehousing and other operating expenses for the six months ended June 30, 2020 were $0.4 milliom, a decrease of $0.3 million, or 49%, compared to $0.7 million for the six months ended June 30, 2019.

Operating loss for the six months ended June 30, 2020 was $1.5 million, compared to an operating income of $0.8 million for the six months ended June 30, 2019.

Depreciation expenses for the six months ended June 30, 2020 were $0.3 million, compared to $0.3 million for the six months ended June 30, 2019. Depreciation expenses were stable when compared to the six months ended June 30, 2019 as the Company has not had significant capital expenditures for the six months ended June 30, 2020.

Income tax benefit for the six months ended June 30, 2020 was $0.4 million compared to the income tax provision for the six months ended June 30, 2019 of $1.5 million.

Net loss for the six months ended June 30, 2020 was $1.3 million, compared to a net loss of $0.8 million for the six months ended June 30, 2019. The resulting earnings per share (EPS) for the six months ended June 30, 2020 was a loss of ($0.24) per diluted share, compared to a loss of ($0.23) for the six months ended June 30, 2019.

Adjusted EBITDA for the six months ended June 30, 2020 was a loss of $1.2 million, compared to income of $1.3 million for the six months ended June 30, 2019.

Adjusted EPS for the six months ended June 30, 2020 was a loss of ($0.23), compared to a profit of $0.39 for the six months ended June 30, 2019.

The reconciliations of EBITDA, Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP, are shown in the table below:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(829,040)	$(1,150,716)	$(1,261,662)	$(774,064)
Depreciation and amortization	155,012	160,570	310,024	311,053
Other expense, net	65,410	58,887	146,176	103,546
Income Tax	(279,274)	1,503,362	(421,585)	1,506,862
EBITDA	(887,882)	572,103	(1,227,047)	1,147,397
Other costs	-	99,888	-	165,431

Adjusted EBITDA	(887,882)	671,991	(1,227,047)	1,312,828

Weighted Average shares outstanding	5,298,159	3,480,676	5,298,159	3,356,916

Adjusted EPS	(0.17)	0.19	(0.23)	0.39

Certain Non-GAAP Measures

We periodically review the following key non-GAAP measures to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions.

EBITDA, Adjusted EBITDA and Earnout Adjusted EBITDA

Included in this presentation are discussions and reconciliations of earnings before interest, income tax and depreciation and amortization (“EBITDA”) and EBITDA adjusted for certain non-cash, non-recurring or non-core expenses (“Adjusted EBITDA”) to net income in accordance with GAAP. Adjusted EBITDA excludes certain non-cash and other expenses, certain legal services costs, professional and consulting fees and expenses, and one-time business combination expenses and certain adjustments. We believe that these non-GAAP measures illustrate the underlying financial and business trends relating to our results of operations and comparability between current and prior periods. We also use these non-GAAP measures to establish and monitor operational goals.

These non-GAAP measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute or superior to, the other measures of financial performance prepared in accordance with GAAP. Using only the non-GAAP financial measures, particularly Adjusted EBITDA, to analyze our performance would have material limitations because such calculations are based on a subjective determination regarding the nature and classification of events and circumstances that investors may find significant. We compensate for these limitations by presenting both the GAAP and non-GAAP measures of our operating results. Although other companies may report measures entitled “Adjusted EBITDA” or similar in nature, numerous methods may exist for calculating a company’s Adjusted EBITDA or similar measures. As a result, the methods that we use to calculate Adjusted EBITDA may differ from the methods used by other companies to calculate their non-GAAP measures.

About The Peck Company Holdings, Inc.

Headquartered in South Burlington, VT, The Peck Company Holdings, Inc. is a 2nd-generation family business founded in 1972 and rooted in values that align people, purpose, and profitability. Ranked by Solar Power World as one of the leading commercial solar contractors in the Northeastern United States, the Company provides EPC services to solar energy customers for projects ranging in size from several kilowatts for residential properties to multi-megawatt systems for large commercial and utility scale projects. The Company has installed over 125 megawatts worth of solar systems since it started installing solar in 2012 and continues its focus on profitable growth opportunities. Please visit www.peckcompany.com for additional information.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words or phrases such as “may,” “should,” “expects,” “could,” “intends,” “plans,” “anticipates,” “estimates,” “believes,” “forecasts,” “predicts” or other similar expressions are intended to identify forward-looking statements, which include, without limitation, earnings forecasts, effective tax rate, statements relating to our business strategy and statements of expectations, beliefs, future plans and strategies and anticipated developments concerning our industry, business, operations and financial performance and condition.

The forward-looking statements included in this press release are based on our current expectations, projections, estimates and assumptions. These statements are only predictions, not guarantees. Such forward-looking statements are subject to numerous risks and uncertainties that are difficult to predict. These risks and uncertainties may cause actual results to differ materially from what is forecast in such forward-looking statements, and include, without limitation, the risk factors described from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K.

All forward-looking statements included in this press release are based on information currently available to us, and we assume no obligation to update any forward-looking statement except as may be required by law.

Contact:

Michael d’Amato

The Peck Company Holdings, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
Assets
Current Assets:
Cash	$93,187	$95,930
Accounts receivable, net of allowance	7,132,783	7,294,605
Costs and estimated earnings in excess of billings	641,014	1,272,372
Other current assets	214,039	201,326
Total current assets	8,081,023	8,864,233

Property and equipment:
Building and improvements	672,727	672,727
Vehicles	1,283,364	1,283,364
Tools and equipment	517,602	517,602
Solar arrays	6,386,025	6,386,025
	8,859,718	8,859,718
Less accumulated depreciation	(2,503,031)	(2,193,007)
	6,356,687	6,666,711
Other Assets:
Investment in GreenSeed Investors, LLC	5,000,000	-
Investment in Solar Project Partners, LLC	96,052	-
Captive insurance investment	198,105	140,875

Total assets	$19,731,867	$15,671,819

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable, includes bank overdrafts of $343,912 and $1,496,695 at June 30, 2020 and December 31, 2019, respectively	$1,788,232	$4,274,517
Accrued expenses	170,613	119,211
Billings in excess of costs and estimated earnings on uncompleted contracts	211,470	126,026
Due to stockholders	51,315	342,718
Line of credit	5,225,419	3,185,041
Current portion of deferred compensation	27,880	27,880
Current portion of long-term debt	361,579	426,254
Total current liabilities	7,836,508	8,501,647

Long-term liabilities:
Deferred compensation, net of current portion	65,633	88,883
Deferred tax liability	676,146	1,098,481
Long-term debt, net of current portion	3,302,429	1,966,047
Total liabilities	11,880,716	11,655,058

Commitments and Contingencies (Note 9)

Stockholders’ equity:
Preferred stock – 0.0001 par value 1,000,000 shares authorized, 200,000 and 0 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	20	-
Common stock – 0.0001 par value 49,000,000 shares authorized, 5,298,159 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	529	529
Additional paid-in capital-common stock	5,508,388	412,356
Retained earnings	2,342,214	3,603,876
Total Stockholders’ equity	7,851,151	4,016,761
Total liabilities and stockholders’ equity	$19,731,867	$15,671,819

The Peck Company Holdings, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

For the three months and six months ended June 30, 2020 and 2019

	Three Months ended		Six Months ended
	June 30,		June 30,
	2020	2019	2020	2019

Earned revenue	$2,770,226	$6,278,113	$6,754,906	$10,128,590
Cost of earned revenue	2,765,944	4,574,295	6,434,111	7,537,745
Gross profit	4,282	1,703,818	320,795	2,590,845

Warehousing and other operating expenses	183,514	533,304	376,456	740,811
General and administrative expenses	863,662	755,981	1,481,410	1,013,690
Total operating expenses	1,047,176	1,289,285	1,857,866	1,754,501
Operating income	(1,042,894)	414,533	(1,537,071)	836,344

Other expenses
Interest expense	(65,410)	(58,887)	(146,176)	(103,546)

Income before income taxes	(1,108,304)	355,646	(1,683,247)	732,798
(Benefit) provision for income taxes	(279,274)	1,506,362	(421,585)	1,506,862

Net loss	$(829,030)	$(1,150,716)	$(1,261,662)	$(774,064)

Net loss per share:
Weighted average shares outstanding
Basic and diluted	5,298,159	3,480,676	5,298,159	3,356,916

Basic and diluted	$(0.16)	$(0.33)	$(0.24)	$(0.23)

The Peck Company Holdings, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net loss	$(1,261,662)	$(774,064)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	310,024	311,053
Deferred finance charge amortization	3,070	-
Deferred tax (benefit) provision	(422,335)	1,506,362
Changes in operating assets and liabilities:
Accounts receivable	161,822	(2,326,492)
Other current assets	(12,713)	-
Costs and estimated earnings in excess of billings	631,358	(884,656)
Accounts payable	(2,486,285)	1,001,627
Accrued expenses	51,402	12,918
Billings in excess of costs and estimated earnings on uncompleted contracts	85,444	540,166
Deferred compensation	(23,250)	(1,376)
Net cash used in operating activities	(2,963,125)	(626,462)

Cash flows from investing activities:
Purchase of solar arrays and equipment	-	(33,339)
Investment costs	-	(128,876)
Cash surrender value of life insurance	-	(733)
Investment in captive insurance	(57,230)	(58,215)
Net cash used in investing activities	(57,230)	(221,163)

Cash flows from financing activities:
Net borrowings on line of credit	2,040,378	581,734
Proceeds from long-term debt	1,487,624	-
Payments of long-term debt	(218,987)	(222,822)
Payments to stockholders	(291,403)	-
Due to stockholders	-	421,070
Stockholder distributions paid	-	(219,600)
Net cash provided by financing activities	3,017,612	560,382
Net decrease in cash	(2,743)	(287,243)
Cash, beginning of period	95,930	313,217
Cash, end of period	$93,187	$25,974

Supplemental disclosure of cash flow information

Cash paid during the year for:
Interest	$139,241	$103,546
Income taxes	366	250
Supplemental schedule of non-cash investing and financing activities:
Shares of Preferred Stock issued for investment	$5,000,000	$-
Warrants issued for investment	$96,052	$-
Vehicle purchased and financed	$-	$31,397
Accrued S corporation distributions which have not been paid	-	$266,814